UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders of

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.,
Held on 16 March 2012

RESOLUTION PASSED

The full text of the resolutions adopted is hereby included:

RESOLUTIONS UNDER AGENDA ITEM ONE

1.- Approve, in accordance with the terms of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya Argentaria,
S.A. corresponding to the year ending 31st December 2011, as well as the annual financial statements and management report of the Banco Bilbao Vizcaya
Argentaria Group corresponding to the same financial year.

2.- Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A.
2011 profits, for the sum of €1,427,515,996.53 (one billion, four hundred and twenty-seven million, five hundred and fifteen thousand, nine hundred and ninety-six euros, fifty-three cents) as follows:

• The sum of €40,405,274.36 (forty million, four hundred and five thousand, two hundred and seventy-four euros, thirty-six cents) will be used to provision the legal reserve.

• The sum of €945,480,957.30 (nine hundred and forty-five million, four hundred and eighty thousand, nine hundred and fifty-seven euros, thirty cents) will be allocated to the payment of dividends, which had been fully paid out prior to this General Meeting as interim dividends corresponding to the financial year, pursuant to the resolutions adopted by the Bank's Board of Directors, 22nd June and 20th December 2011. It is resolved to ratify insofar as is necessary the aforementioned Board of Directors' resolutions approving the payout of interim dividends corresponding to financial year 2011.

• The sum of €178,945,574.93 (one hundred and seventy-eight million, nine hundred and forty-five thousand, five hundred and seventy-four euros, ninety-three cents) to the cash payment stemming from the Bank's acquisition of the free allocation rights of the shareholders who so requested it in the free of charge capital increases resolved by the Bank's Board of Directors, 29th
March and 27th September 2011, in execution of the resolutions adopted by the
General Meeting, 11th March 2011, under agenda item 5, to implement the system of shareholder remuneration named the " Dividend Option ".

• The remaining profit, ie, the sum of €262,684,189.94 (two hundred and sixty-two million, six hundred and eighty-four thousand, one hundred and eighty-nine euros, ninety-four cents) will be used to provision the Company's voluntary reserves.

3.- Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of
Directors in 2011.

4.- Confer authority on the Chairman & CEO, Mr Francisco González Rodríguez and the Company & Board Secretary, Mr Domingo Armengol Calvo, severally, to deposit the annual financial statements, management reports and auditors' reports for the Bank and its Group, and to issue the certificates referred to in articles
279 of the Corporate Enterprises Act and 366 of the Companies Registry
regulations.

RESOLUTIONS UNDER AGENDA ITEM TWO

Under this agenda item, the General Meeting has adopted, in line with the proposal made to the Board of Directors by the Appointments Committee, the
re-election of the following persons, for the term of office established in the
Company Bylaws: Mr José Antonio Fernández Rivero and Mr Enrique Medina Fernández as members of the Board of Directors as independent directors.

The General Meeting has also re-elected, for the term of office established in the Company Bylaws, Mr José Maldonado Ramos as member of the Board of Directors, as an external director, with the favourable report of the Appointments
Committee.

It is has also been adopted by the General Meeting the ratification of the resolution passed by the Board of Directors, 27th July 2011, co-opting the shareholder, Mr Juan Pi Llorens as member of the Board of Directors, as independent director, and his appointment for the term of office established in the Company Bylaws, all in compliance with the proposal from the Appointments
Committee.

Finally, pursuant to the proposal made to the Board of Directors by the
Appointments Committee, the General Meeting has appointed, for the term of office established in the Company Bylaws, Ms Belén Garijo López as member of the
Bank's Board of Directors, as an independent director.

Consequently, the General Meeting has adopted the following resolutions:

2.1.- Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr José Antonio Fernández Rivero, of legal age, married, Spanish national, with address for these purposes at Paseo de la
Castellana 81, Madrid, with tax identity document 10776014-P.

2.2.- Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr José Maldonado Ramos, of legal age, married, Spanish national, with address for these purposes at Paseo de la
Castellana 81, Madrid, with tax identity document 1381560-L.

2.3.- Re-elect to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Mr Enrique Medina Fernández, of legal age, married, Spanish national, with address for these purposes at Paseo de la
Castellana 81, Madrid, with tax identity document 15706476-Y.

2.4.- Ratify the resolution passed by the Board of Directors, 27th July 2011, nominating the shareholder, Mr Juan Pi Llorens, of legal age, married, Spanish national, with address for these purposes at Paseo de la Castellana 81, Madrid, with tax identity document 39829100-T, to the Board of Directors and appoint him to a seat on the Board of Directors for the three-year term established in the
Company Bylaws.

2.5.- Appoint to a seat on the Board of Directors for the three-year term established in the Company Bylaws, Ms Belén Garijo López, of legal age, married,
Spanish national, with address for these purposes at Paseo de la Castellana 81,
Madrid, with tax identity document 1816315-M.
Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors, whatever the number may be, in compliance with the resolutions adopted under this agenda item, which will be reported to the
General Meeting for all due effects.

RESOLUTIONS UNDER AGENDA ITEM THREE

1. To confer authority on the Board of Directors, with powers as broad as may be necessary by law, and pursuant to article 297.1.b) of the Corporate Enterprises
Act, to increase share capital, during the legally established period of five years as of the date on which this General Meeting is held, up to a maximum amount corresponding to 50% of the Company's share capital on the date of the authorisation, on one or several occasions, to the amount that the Board resolves, by issuing new ordinary or privileged shares, with or without voting rights, or shares of any other kind permitted by law, including redeemable shares, with or without an issue premium; the countervalue of said shares comprising cash considerations. The authority includes the establishment of the terms and conditions of the capital increase, determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, the attribution of the right of redemption and the conditions of redemption, and the exercise of that right by the Company.

To attribute the power to the Board of Directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 506 of the Corporate Enterprises Act. This power will be limited to the capital issues made under this resolution up to the maximum amount equivalent to
20% of the Company's share capital on the date of this authorisation.

Likewise, to attribute to the Board of Directors powers to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted; and to establish that, should the issue be undersubscribed, the capital will be increased by the amount effectively subscribed, pursuant to article 311 of the Corporate Enterprises Act; and to redraft article 5 of the Company Bylaws.

All this will be done pursuant to applicable legal and Bylaw provisions at any time, and is conditional on obtaining due permits.

2. To request the competent Spanish and non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed at the time of each capital increase to allow trading of the new shares, provided they comply with applicable regulations. The Board of Directors is hereby authorised, with express powers to delegate this authority, to grant any documents and engage in any acts that may be necessary to such end, including any action, statement or arrangement to achieve the listing of the shares represented by
ADS’s for trading, with the competent authorities of the United States of
America or any other competent authority.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, listing and delisting of the securities, and the commitment that, should application be made for delisting of the securities, this will adopted pursuant to the formal requirements under applicable regulations and, in such case, the interest of shareholders opposing or not voting in favour of this will be guaranteed, in compliance with the requirements established under the Corporate Enterprises
Act, the Securities Exchange Act and other applicable regulations.

3. To confer authority on the Board of Directors to delegate the authority conferred by this General Meeting relating to the foregoing resolutions to the
Executive Committee, with express powers to delegate them; to the Chairman of the Board of Directors; to the Chief Operating Officer; or to any other director or proxy of the Company.

RESOLUTIONS UNDER AGENDA ITEM FOUR

4.1 Share capital increase of an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.
1. Free of charge share capital increase.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the
“Bank”) by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be charged against voluntary reserves and achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.
The possibility of incomplete subscription is expressly envisaged as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital will be increased by the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and
NAR (number of allocation rights) is the number of free allocation rights necessary to be assigned one new share. This will be the outcome of the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:
RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares on the Sistema de Interconexión Bursatil
Español (Continuous Market) over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro, and in the event of a half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.
RMV is the maximum reference market value of the capital increase, which cannot exceed €750,000,000.

2. Reference balance sheet.- According to article 303 of the Corporate
Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2011, duly audited by the Bank’s auditor and approved by this General Meeting under its agenda item one.

3. Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2011 stood at €5,853,645,756.80.

4. Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will confer one free allocation right.

A certain number of free allocation rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the necessary number of its free allocation rights for such purposes.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5. Assignment and transferability of free allocation rights.- The free allocation rights will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de
Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of
the day of publication of the capital increase in the Official Gazette of the
Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days as of the publication of the capital increase in the
Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, those new shares that cannot be assigned will be registered and held in deposit on behalf of whoever can claim ownership. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate
Enterprises Act, acting on behalf and at the risk of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by the applicable legislation.

6. Commitment to purchase the free allocation rights.- BBVA will undertake to purchase the free allocation rights, in strict compliance with any applicable legal limitations. The purchase price of each free allocation right will be the outcome of the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase free allocation rights at the purchase price described above will remain in force for the period determined, that will be within the trading period for such rights described in section 5 above.
For this purpose, it is resolved to authorise the Bank to acquire such free allocation rights up to a maximum of the total rights issued, always complying with any legal limits.

7. Representation and rights of the new shares.- The new shares will be represented by book entries, and the accounting records will be managed by
Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de
Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8. Listing.- It is resolved to apply for listing of the new shares on the
Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de
Interconexión Bursatil Español  (Continuous Market). Additionally, it is
resolved to take any actions or arrangements and to submit any appropriate documents needed or required for the listing of the new shares issued as a consequence of the capital increase on the foreign stock exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS's
(American Depository Shares), on the stock exchanges of New York and Lima under the interchange agreement between both markets. BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the
Executive Committee, with express powers of substitution in both cases so that, once this resolution has been executed, they can make the corresponding applications, draw up and submit any appropriate documents in the terms they consider necessary and advisable, and take any measures that may be needed for such purpose.

For legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, that request for delisting will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9. Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the
Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief
Operating Officer; or on any other Company director or proxy; to set the date on which the resolution to increase capital will be carried out, within one (1)
year from its adoption, observing the provisions of this resolution; and to amend article 5 of the Company Bylaws in order to reflect the new total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may
refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not in any case constitute a limitation or restriction:

(i) To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii) To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €750,000,000), the number of free allocation rights and the allocation ratio in accordance with the rules established above.

(iii) To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv) To waive the number of free allocation rights needed to reconcile the allocation ratio for the new shares; the free allocation rights that are acquired under the purchase commitment and any other free allocation rights as might be necessary or appropriate.

(v) To establish the period for trading the free allocation rights at a minimum of fifteen calendar days after publication of the capital increase in the
Official Gazette of the Companies Registry (BORME).

(vi) To declare the capital increase executed and closed at the end of the above period for trading the free allocation rights, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii) To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii) To draw up, sign and submit the appropriate issue documents to the CNMV
(Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority and to file with any additional or supplementary information or documents required.

(ix) To draw up, sign and submit the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x) To carry out any action, declaration or negotiation with the CNMV (Spanish securities exchange authority), with the governing bodies of the stock exchanges, with Sociedad de Bolsas, with IBERCLEAR, with the Spanish Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi) To draw up and publish any announcements that may be necessary or advisable.

(xii) To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii) To complete all the necessary formalities so that the new shares issued as a consequence of the capital increase can be entered in IBERCLEAR’s accounting records and listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous
Market) and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv) And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Share capital increase of an amount to be determined by issuing new shares with a nominal value of €0.49 each, without an issue premium and of the same class and series as those currently outstanding, to be charged against voluntary reserves. Possibility of undersubscription. Commitment to purchase the rights of free allocation. Request for listing. Conferral of powers.

1. Free of charge share capital increase.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the
“Bank”) by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be charged against voluntary reserves and achieved by issuing new shares of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription is expressly envisaged as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital will be increased by the amount actually subscribed.

The number of new shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares on the date of the resolution to implement the increase; and
NAR (number of allocation rights) is the number of free allocation rights necessary to be assigned one new share. This will be the outcome of the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares on the Sistema de Interconexión Bursatil
Español (Continuous Market) over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro, and in the event of a half of one-thousandth of a euro, rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.
RMV is the maximum reference market value of the capital increase, which cannot exceed €750,000,000.

2. Reference balance sheet.- According to article 303 of the Corporate
Enterprises Act, the balance sheet to be used as the basis of the transaction is that of 31st December 2011, duly audited by the Bank’s auditor and approved by this General Meeting under its agenda item one.

3. Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2011 stood at €5,853,645,756.80.

4. Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will confer one free allocation right.

A certain number of free allocation rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the necessary number of its free allocation rights for such purposes.

Holders of bonds convertible into BBVA shares will not have the right to free allocation of the new shares, without prejudice to modifications that might be made to the conversion ratio under the terms of each issue.

5. Assignment and transferability of free allocation rights.- The free allocation rights will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de
Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of
the day of publication of the capital increase in the Official Gazette of the
Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable and may be traded on the market during the period determined, which will be a minimum of fifteen calendar days as of the publication of the capital increase in the
Official Gazette of the Companies Registry (BORME).

At the end of the trading period for the free allocation rights, those new shares that cannot be assigned will be registered and held in deposit on behalf of whoever can claim ownership. After three years, any shares that are still pending allocation can be sold in accordance with article 117 of the Corporate
Enterprises Act, acting on behalf and at the risk of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by the applicable legislation.

6. Commitment to purchase the free allocation rights.- BBVA will undertake to purchase the free allocation rights, in strict compliance with any applicable legal limitations. The purchase price of each free allocation right will be the outcome of the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

The commitment to purchase free allocation rights at the purchase price described above will remain in force for the period determined, that will be within the trading period for such rights described in section 5 above.

For this purpose, it is resolved to authorise the Bank to acquire such free allocation rights up to a maximum of the total rights issued, always complying with any legal limits.

7. Representation and rights of the new shares.- The new shares will be represented by book entries, and the accounting records will be managed by
Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de
Valores, S.A. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s shares.

8. Listing.- It is resolved to apply for listing of the new shares on the
Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de
Interconexión Bursatil Español  (Continuous Market). Additionally, it is
resolved to take any actions or arrangements and to submit any appropriate documents needed or required for the listing of the new shares issued as a consequence of the capital increase on the foreign stock exchanges where BBVA’s shares are traded at time of issue: currently London, Mexico and, via ADS's
(American Depository Shares), on the stock exchanges of New York and Lima under the interchange agreement between both markets. BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the
Executive Committee, with express powers of substitution in both cases so that, once this resolution has been executed, they can make the corresponding applications, draw up and submit any appropriate documents in the terms they consider necessary and advisable, and take any measures that may be needed for such purpose.

For legal purposes, it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, that request for delisting will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9. Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the
Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the Chief
Operating Officer; or on any other Company director or proxy; to set the date on which the resolution to increase capital will be carried out, within one (1)
year from its adoption, observing the provisions of this resolution; and to amend article 5 of the Company Bylaws in order to reflect the new total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may
refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the Chief Operating Officer; or on any other Company director or proxy; to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections. In particular, this will include the following, which is not a complete list and does not in any case constitute a limitation or restriction:

(i) To determine the date on which the capital increase will be carried out in the terms and within the limits defined in the present resolution.

(ii) To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €750,000,000), the number of free allocation rights and the allocation ratio in accordance with the rules established above.

(iii) To determine the specific reserve accounts or sub accounts against which the capital increase will be charged.

(iv) To waive the number of free allocation rights needed to reconcile the allocation ratio for the new shares; the free allocation rights that are acquired under the purchase commitment and any other free allocation rights as might be necessary or appropriate.

(v) To establish the period for trading the free allocation rights at a minimum of fifteen calendar days after publication of the capital increase in the
Official Gazette of the Companies Registry (BORME).

(vi) To declare the capital increase executed and closed at the end of the above period for trading the free allocation rights, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(vii) To amend article 5 of the Bank’s Company Bylaws on share capital.

(viii) To draw up, sign and submit the appropriate issue documents to the CNMV
(Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority and to file with any additional or supplementary information or documents required.

(ix) To draw up, sign and submit the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (Spanish securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(x) To carry out any action, declaration or negotiation with the CNMV (Spanish securities exchange authority), with the governing bodies of the stock exchanges, with Sociedad de Bolsas, with IBERCLEAR, with the Spanish Department of Treasury & Financial Policy, and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xi) To draw up and publish any announcements that may be necessary or advisable.

(xii) To draw up, sign, accredit and, if necessary, to certify any type of document related to the issue, including without limit the public and private documents required.

(xiii) To complete all the necessary formalities so that the new shares issued as a consequence of the capital increase can be entered in IBERCLEAR’s accounting records and listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges via the Sistema de Interconexión Bursatil Español (Continuous
Market) and on foreign stock exchanges that list BBVA’s shares at the time of issue.

(xiv) And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE

One.- Repealing the unavailed part of the authorisation conferred by the Annual
General Meeting, 14th March 2008, under agenda item six, to confer authority on the Board of Directors to issue convertible securities and/or securities exchangeable for Company shares, subject to applicable legal provisions and after obtaining the necessary authorisations, pursuant to the following conditions:

1. The issue of securities convertible and/or exchangeable for Company shares may be implemented on one or several occasions within the maximum period of five
(5) years as of the date on which this resolution is adopted.

2. The maximum amount of securities convertible and/or exchangeable for Company shares which will be resolved under this authorisation will be TWELVE BILLION
EUROS (€12,000,000,000) or its equivalent in any other currency.

3. The authority to issue securities convertible and/or exchangeable for securities for Company shares will be extended to the following aspects and will also comprise the following powers:

i) Establishment of the various aspects and conditions of each issue, including, but not limited to: determining the amount of each issue or tranche within an issue, always within the overall quantitative limit established; the place of the issue (in or outside Spain) and the currency or exchange, plus its equivalent value in euros when denominated in another currency; the type of securities and their denomination, whether they are bonds, including subordinated bonds, preferred securities, warrants or any other admissible by law; the date(s) of issue; the number of securities and their nominal value; the issue price; in the case of warrants and similar securities, the issue price and/or premium, the strike price (which may be fixed or variable) and the procedure, term and other conditions applicable to the exercise of the subscription or purchase right over the underlying shares; the form and conditions of the yield and the fixed or variable interest rate, the dates and procedures for payment of the coupon; whether the issue is in perpetuity or repayable, and if so, the repayment term and the maturity date; the reimbursement ratio, premiums and bundling, guarantees; whether to represent the issue in certificates or book entries; the regulations governing subscription;
anti-dilution clauses; applicable legislation and, in general, any other condition for the issue. Also, where applicable, to appoint a commissioner and approve the fundamental rules governing the legal relations between the Bank and the syndicate of security-holders, should it be necessary to constitute such a syndicate.

ii) The power to increase capital as much as necessary to meet applications for conversion or subscription with the limits that may be applicable, in force and available at any time, and redraft article 5 of the Company Bylaws.

iii) The power to exclude the pre-emptive subscription rights of shareholders, when this is necessary or when the Company's best interest may require such exclusion. Whatever the case, pursuant to article 511 of the Corporate
Enterprises Act, should the Board resolve to exclude the pre-emptive subscription rights over a specific issue that it may decide to implement under this authorisation, at the same time as the issue is approved, it will issue a report giving the grounds for proposing such exclusion, which will be subject of a parallel report from the auditor of the accounts referred to in articles 417 and 511 of the Corporate Enterprises Act. These reports will be made available to the shareholders and communicated to the first General Meeting held after the increase resolution.

iv) The power to determine the conversion and/or exchange ratio, which may be fixed or variable, within the limits established below, as well as at the moment of conversion and/or exchange; whether the conversion and/or exchange of the securities is mandatory or voluntary, and whether at the option of the Company or the securities holders or both, and in general, such limits and conditions as may be necessary or advisable for the issue.

If the issue is made at a fixed conversion and/or exchange ratio, the corresponding share conversion and/or exchange price may not be lower than whichever is higher of (i) the arithmetic mean of the closing prices on the continuous market over a period to be specified but not exceeding three months and not less than fifteen days prior to the date on which the issue of convertible and/or exchangeable securities is approved, and (ii) the closing share price on the continuous market the day prior to the date on which the issue of convertible and/or exchangeable securities is approved.

Should the issue be made with a variable conversion and/or exchange ratio, the share price for the conversion and/or exchange must be the arithmetic mean of the closing prices of the Company's shares on the Continuous Market during a period not exceeding three months and not less than five days prior to the conversion or exchange date, with a premium or, as applicable, a discount on said price per share. The premium/discount may be different for every date of conversion or exchange of each issue. However, if a discount is established on said price per share, it may not exceed 30%.

Should the issue be convertible and exchangeable, it may be established that the
Company reserves the right at any time to choose between conversion into new
Company shares or exchanging for shares already outstanding. It may also resolve to deliver a combination of new shares and shares outstanding, providing it respects the equal treatment of all holders of the securities that are being converted and/or exchanged on the same date.

For the purpose of conversion and/or exchange, the value of the share must never drop below its nominal value and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

Likewise, the valuation for conversion and/or exchange of securities into shares will be for their nominal value and may or may not include interest accrued but unpaid at the time of their conversion and/or exchange.

Two.- To request listing for trading of the convertible and/or exchangeable securities issued by the Bank under this authority, on official/unofficial, regulated/deregulated, Spanish/non-Spanish secondary markets. The Board of
Directors is empowered to implement such procedures and actions as may be necessary or advisable to obtain approval from the competent authorities for listing on Spanish and other securities exchanges.

It is expressly recognised that the Company is subject to any rules existing now or in the future regarding negotiation, and especially trading, list and delisting of the securities. Should application be made subsequently for delisting of the securities, the Company is committed to adopt the formal requirements under applicable regulations and, in such case, uphold the interests of shareholders opposing or not voting in favour, in compliance with the requirements established under the Corporate Enterprises Act, the Securities
Exchange Act and other applicable regulations.

Three.- Likewise, to confer authority on the Board of Directors such that it may in turn delegate such authority from the General Meeting with respect to the preceding resolutions: to the Executive Committee, with express authority to in turn delegate them; to the Chairman of the Board of Directors; to the Chief
Operating Officer; or to any other director or proxy of the Company.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX

6.1. Amendment of the settlement and payment system of the Multi-Year Variable
Share Remuneration Programme for 2010/2011

1.- To approve the modification of the settlement and payment system of the
Multi-Year Variable Share Remuneration Programme for 2010/2011 for the BBVA
Management Team approved by the Bank's General Meeting, 12th March 2010, under its agenda item 4 (hereinafter, the “Programme” or "2010-2011 Programme”) in order to apply the requirements established to such effect under the new chapter
XIII on the remuneration policy of financial entities in title 1 of  Royal
Decree 216/2008, 15th February, in the wording given under Royal Decree
771/2011, 3rd June, which becomes applicable pursuant to its Sixth Transitory
Provision, regarding the beneficiaries that form part of the collective of professionals within the BBVA Group engaging in activities that may have a significant impact on its risk profile or have control functions, including the executive directors and members of the Management Committee (hereinafter the
"Identified Collective"), under the following terms:

(a) 60% of the shares ensuing on the settlement of the Programme will be delivered to the beneficiaries before 15th April 2012. The remaining 40% will be deferred and be delivered one third per year during a three year period as of the first delivery date, ie, in 2013, 2014 and 2015.

 The part deferred for executive directors and members of the Management
Committee will be increased up to 50% of the total shares to which they are entitled under the Programme settlement.

(b) All the shares ensuing from the Programme settlement will be unavailable to its beneficiaries for one year as of the date of their delivery. However, the sale of the number of shares necessary to pay the taxes stemming from each delivery will be permitted.

(c) The deferred shares will be subject to the application of the grounds for limiting or preventing the payment of the variable remuneration established by the BBVA Board of Directors.

(d) Beneficiaries may not take out any kind of hedge against the shares that are pending delivery as a consequence of the rules on deferral established in section (a) of this resolution.

All other aspects will be regulated by the terms of the resolution adopted by the General Meeting, 12th March 2010, under its agenda item 4.

To these effects, since at the end of the Programme, at 31st December 2011, BBVA
ranked 4th in Total Shareholder Return (TSR) amongst the 18 banks of its peer group for the period between 15th April 2010 and 31st December 2011, a multiplier coefficient of 2 is applicable to the number of "units" allocated to each beneficiary of the Programme. This means that the following number of BBVA shares are deliverable to the beneficiaries:

- Chairman & CEO     210,000 shares
- President & COO     180,000 shares
- Other Management Committee members         770,000 shares
- Other beneficiaries    5,279,818 shares

Its payment and settlement will be made under the terms approved by the General
Meeting resolution, 12th March 2010, under its agenda item 4, however, for those
Programme beneficiaries who are members of the Identified Collective, including executive directors and other members of the Management Committee, the amendments established under this resolution will apply.

2.- Confer authority on the Company Board of Directors, with powers as broad as may be required by law, and with express powers to delegate the authority to the
Executive Committee, the Chairman of the Board of Directors, the Chief Operating
Officer or any Company director or proxy, to implement the foregoing resolution;
adopting any resolutions and signing any public or private documents that may be necessary or advisable for full effectiveness, with powers to correct, rectify, amend or supplement this resolution: being able to adapt it to comply with any legal requirements, and to comply with the requirements that may emanate from the competent authorities and in particular to:

(a) Ramify and establish the specific conditions of settlement and payment of the 2010-2011 Programme insofar as not established under this resolution.

(b) Adapt the content of the settlement and payment of the 2010-2011 Programme to any observations made by the competent authorities in compliance with the applicable legislation.

(c) Effect the settlement and payment of the 2010-2011 Programme.

(d) Draft, sign and present any supplementary documents or communications that may be necessary or advisable to any public or private body for the purpose of settling the 2010-2011 Programme.

(e) Draw up and publish any announcements that may be necessary or advisable.

(f) And, in general, engage in any acts and subscribe any documents that may be necessary or advisable for the settlement and successful completion of the
2010-2011 Programme and the resolutions adopted previously.
6.2. Approval of the conditions for the system of variable remuneration in BBVA shares for 2012 targeted at the Management Team, including executive directors and members of the senior management.

1.- To approve, pursuant to article 219 of the Corporate Enterprises Act, the conditions for the system of variable remuneration in shares for the BBVA Group
Management Team in 2012 (hereinafter the "System of Variable Remuneration in
Shares for the Management Team" or the "System"), established by the General
Meeting, 11th March 2011, under agenda item 7, and therefore the following:

1.1. The Management Team Incentive for 2012 (hereinafter the "2012 Incentive")
will have the following characteristics

(a) Indicators:

The indicators for the 2012 Incentive will be:

- Performance of the Bank's Total Shareholder Return (TSR) from 1st January to
31st December 2012, benchmarked against the TSR performance of the following peer group of international banks over the same period: BNP Paribas, Société
Genérale, Deutsche Bank, UniCredito Italiano, Intesa San Paolo, Banco Santander,
Crédit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland,
UBS, Crédit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan
Chase and Wells Fargo.

- The Group Economic Profit without one-offs.

- The Group Net Attributable Profit, calculated without one-offs.

To calculate the exact number of BBVA shares deliverable to each beneficiary, the number of units initially allocated will be divided into three parts, each linked to one indicator according to the weightings established for each. Each of these will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group.

The price of the shares deliverable under the 2012 Incentive will be the opening price listed on the market on the day of delivery.

(b) Beneficiaries: The 2012 Incentive is targeted at the members of the BBVA
Group Management Team who have such status on the date on which this resolution is approved, including executive directors and members of the Management
Committee. For 2012, the initial estimate of the number of Incentive beneficiaries is 2,100. However, some may leave and others join the Incentive whilst it is in force.

(c) Duration: The 2012 Incentive will remain in force from 1st January 2012 to
31st December 2012.

(d) Settlement and payment of the 2012 Incentive: The 2012 Incentive will be settled during the first quarter of 2013, without prejudice to  early settlement that may be implemented under conditions established in ramification of this resolution.

The beneficiaries may avail of the shares that may stem from the 2012 Incentive settlement in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries as of their delivery; (ii) 30% of the shares received will become transferrable once a year has elapsed as of the 2012
Incentive settlement date; and (iii) the remaining 30% will become transferrable once two years have elapsed as of the 2012 Incentive's settlement date. All this will be done under the terms and conditions established by the Board of
Directors.

These rules on settlement and payment of the shares will not be applicable to beneficiaries included in section 1.2. below, as special features have been determined for these beneficiaries, mentioned in that section.

The Board of Directors will determine the date on which the 2012 Incentive shares will be delivered.

1.2. The 2012 Incentive Beneficiaries who engage in professional activities with a material impact on the risk profile and control functions, including executive directors and members of the BBVA Group Management Committee, will have a special system of settlement and payment, pursuant to the following conditions:

• If as a consequence of the settlement of the 2012 Incentive the shares deliverable do not account for at least 50 per cent of their Annual Variable
Remuneration, the part of their variable remuneration in cash necessary to top the aforementioned amount will be delivered in shares in such a way that they receive at least 50 per cent of their Annual Variable Remuneration in shares and the remaining amount in cash. To such effects, the value of the shares will be deemed to be the average closing price of the BBA shares on the trading sessions between 15th December 2012 and 15th January 2013, both inclusive.

• The shares received in settlement of the Annual Variable Remuneration will be subject to specific deferral criteria, such that 60 per cent will be delivered during the first quarter of 2013, and the remaining 40 per cent deferred, so that one third will be payable each year over a three year period, ie, in the first quarter of 2014, 2015 and 2016. However, other grounds for early settlement may be established in the ramification of this resolution.

• This percentage of the deferred shares will increase up to 50 per cent  in the case of the executive directors and members of the Management Committee.

• The shares corresponding to variable remuneration will also be unavailable for one year as of their delivery, under the terms established by the Board of
Directors.

• The deferred shares will be subject to none of the grounds arising to limit or prevent delivery, as established by the Board of Directors..
The Board of Directors will also determine the date on which the 2012 Incentive shares will be delivered and also, where applicable, the specific criteria for deferral and the schedule for availability.

1.3. The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares that may be deliverable to the Management Team as a result of the System for 2012 is 18.5 million ordinary shares, representing 0.38% of the current share capital of
Banco Bilbao Vizcaya Argentaria, S.A. Of this number, a maximum of 600,000 ordinary shares (representing 0.01% of the share capital) may be earmarked for executive directors and 1.7 million ordinary shares (representing 0.03% of the share capital) may be earmarked for the other members of the Management
Committee.

The Company may earmark the shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

2.- Confer authority on the Company Board of Directors with powers as broad as required by law and with express powers to delegate the authority to the
Executive Committee, the Chairman of the Board of Directors, the Chief Operating
Officer or any other Company director or proxy, to ramify, formalise, implement and settle this resolution, as appropriate: adapting any agreements and signing any public or private documents that may be necessary or advisable for its full efficacy, with powers to correct, rectify, amend or supplement this resolution, and in particular, by way of example, the following powers:

(a) To implement the System of Variable Remuneration in Shares for the
Management Team applicable to 2012.

(b) To develop and establish the specific terms and conditions for the System of
Variable Remuneration in Shares for the Management Team with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the grounds on which the System would be settled early and declaring compliance with the conditions that may, where applicable, be linked to such early settlement.

(c) To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement and execute and settle the System of Variable Remuneration in Shares for the Management Team, including, where necessary, the corresponding protocols.

(d) To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the System of
Variable Remuneration in Shares for the Management Team.

(e) To negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f) Draw up and publish any announcements that may be necessary or advisable.

(g) To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares for the Management
Team.

(h) To adapt the contents of the System to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the peer banks in its benchmark group, such that the System continues to perform under the same terms and conditions.

(i) To adapt the content of the System to the requirements or observations that the competent supervisory authorities may make.

(j) And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in
Shares for the Management Team and the previously adopted resolutions.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN

7.1. To approve the amendment to the following articles of the Company Bylaws:
article 20. Notice of meeting; article 21. Form and content of the notice of meeting; article 29. Shareholders' right to information; article 31. Adoption of resolutions; article 40. Board meetings and notice of meetings; and article 41.
Quorum and adoption of resolutions, to adapt them to the Corporate Enterprises
Act, in the wording given under Act 25/2011,1st August, partially reforming the
Corporate Enterprise Act and incorporating Directive 2007/36/EC, 11th July, on the exercise of certain rights of shareholders in listed companies, which will thus be drafted as follows:

Article 20. Notice of meeting.

 General Meetings will be called at the initiative of the Company’s Board of
Directors whenever it deems this necessary or advisable for the Company's interests, and in any case  on the dates or within the periods determined by law and these Bylaws.

 If requested by one or several shareholders representing at least five per cent of the share capital, the Board of Directors must also convene a General
Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of
Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.

 Likewise, in the period and form established by law, shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda in the notice, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and submit substantiated proposals for resolutions on matters already included or that should be included in the agenda in the notice of meeting for the General Meeting being convened.

Article 21. Form and content of the notice of meeting

 Annual and extraordinary General Meetings must be convened by means of an announcement published in the Official Gazette of the Companies Registry (BORME)
or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the announcement.

 The announcement will indicate the date, time and place of the General Meeting at first summons and its agenda, which will contain all the matters that the
Meeting will cover, and any other references that may be required by law. The date on which the General Meeting will be held at second summons may also be stated in the announcement.

 At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

 The Board of Directors may consider the technical media and legal bases that enable and guarantee remote attendance at the General Meeting. When convening each General Meeting, it may evaluate the possibility of organising attendance over remote media.

Article 29. Shareholders' right to information.

 Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in written questions they deem pertinent, until the seventh day before the
General Meeting is scheduled. Shareholders may also request clarification that they deem pertinent about the publicly available information that the Company has filed with the CNMV (securities exchange authority) since the last General
Meeting was held and regarding the auditor’s report.

 The directors are obliged to furnish the information requested pursuant to the above paragraph, in writing, up until the day on which the General Meeting is held.

 During the General Meeting, Company shareholders may verbally request any information or clarification that they deem advisable regarding the matters on the agenda. They may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the
CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. Should it not be possible to satisfy the shareholders' right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.

 Directors will be obliged to provide the information requested under the provisions of this article, except when the Chairman deems that making the information requested public may be detrimental to the Company’s best interests, in the manner determined in the General Meeting Regulations.

 Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.

Article 31. Adoption of resolutions.

 At annual and/or extraordinary General Meetings, resolutions will be adopted with the majorities required by law and by these Company Bylaws.

 Each voting share will confer the right to one vote on the holder present or represented at the General Meeting.

 Shareholders who are not up to date in the payment of capital calls will not be entitled to vote, but only with regard to the shares whose capital calls have not been paid. Nor will holders of shares without voting rights.

 Shareholders may grant voting proxy or vote by postal correspondence, e-mail or any other remote communication media, provided that the voter's identity is duly guaranteed, in accordance with the General Meeting Regulations.

 The Board of Directors may draw up suitable rules, means and procedures to instrument the voting process and the granting of proxy over remote media, complying with the requirements established by law.

Article 40. Board meetings and notice of meetings.

 The Board of Directors will meet whenever the Chairman or the Executive
Committee deem fit, or at the request of at least one quarter of the directors.

 The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

 Directors constituting at least one third of the Board members may call a meeting, indicating the agenda, to be held in the municipal district where the
Company offices are registered if, within one month of being so requested, the
Chairman has failed to call a meeting without due cause.

Article 41. Quorum and adoption of resolutions.

 The Board of Directors will be validly constituted when the majority of its members are present or represented.

 Resolutions will be adopted by an absolute majority of votes cast in person or by proxy, except as provided under articles 45 and 49 of these Company Bylaws.

Pursuant to Royal Decree 1245/1995, 14th July, on the creation of banks, cross-border activity and other matters relating to the legal regime of financial institutions, the Bylaw amendments are conditional on obtaining the authorisation from the government administration mentioned in article 8.1 of the aforementioned Royal Decree, unless such authorisation is not necessary pursuant to the stipulations in said regulation.

7.2. Approval of the amendment to article 53 of the Company Bylaws on the
Allocation of profit or losses and the inclusion of a new article 33 bis regarding Directors' remuneration; and consequently, determination of the annual allocation.

In order to amend the Bylaw provisions on remuneration of non-executive directors in Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA" or the "Bank"), to
approve the following amendments to the Bank's Company Bylaws, which will be applicable as of 2012, inclusive, expressly stating that this does not imply any amendment to the rules for the remuneration of BBVA executive directors, which will continue to be regulated by article 50 bis of the Company Bylaws.

1.- Amend article 53 of the BBVA Company Bylaws, which will thus be drafted as follows:

Article 53. Allocation of profits or losses.
 The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

 Once the perquisites established by law or in these Company Bylaws have been covered, dividends may be paid out to shareholders and charged to the year's profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital.

2.- Include a new article 33 bis in the BBVA Company Bylaws, worded as follows:

Article 33 bis. Remuneration.

 Directorships will be remunerated.

 The remuneration of directors for their directorship will comprise a fixed annual allocation, which will be distributed by the Board of Directors in the manner that the Board so determines, in view of the conditions, duties and responsibilities of each director attributed by the Board and their membership of the various Committees. This may give rise to different amounts of remuneration for each director. The Board will also determine the timing and form in which this allocation is paid, which may include insurance and pensions schemes established at any time.

 The amount of the annual allocation for the Board of Directors will be the amount that the General Meeting determines. This amount will remain in force until the General Meeting resolves its amendment, although the Board of
Directors may reduce it in years when it deems fit.

 Additional to this allocation, the directors' remuneration may also comprise the delivery of shares or share options or amounts benchmarked to the share performance. The application of this remuneration modality will require a
General Meeting resolution, expressing, as forthcoming, the number of shares to be delivered, the strike price on the share options, the value of the shares to be benchmarked and how long this remuneration system will last.

 Directors performing executive duties in the Company will be excluded from the remuneration system established in the foregoing paragraphs. Their remuneration will be regulated by article 50 bis of these Company Bylaws with the amount and conditions determined by the Board of Directors.

Pursuant to Royal Decree 1245/1995, 14th July, on the creation of banks, cross-border transactions and other matters relating to the legal rulings for financial institutions, the Bylaw amendments are conditional on obtaining authorisation from the government administration as mentioned in article 8.1 of said Royal Decree.

Likewise, the General Meeting in respect of the provisions of the new article 33 bis of the Company Bylaws, has resolved to establish the amount of the overall annual allocation that the Bank may pay to all its directors as a whole for their directorship at €6,000,000. This amount will remain in force until the
General Meeting resolves to amend it. The figure expressly excludes the remuneration of the Bank's executive directors, which will be regulated by article 50 bis of the Company Bylaws.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT

To approve the amendment to the following articles of the General Meeting
Regulations: article 5. Publication of the notice of meeting: article 6.
Shareholders' right to information prior to the General Meeting; article 8.
Voting and proxies over remote communication media; article 9. Proxies for the
General Meeting; article 10. Public call for proxy; article 18. Organisation of
General Meetings; article 19. Voting the resolution proposals; and article 23.
Publicizing the resolutions; and inclusion of a new article 5 bis on the
Supplement to the notice of meeting and new draft resolution proposals in order to adapt them to the Corporate Enterprises Act, in the wording given under Act
25/2011,1st August, partially reforming the Corporate Enterprises Act and the incorporation of Directive 2007/36/EC, 11th July, on the exercise of certain rights of shareholders in listed companies, and to adapt it to the wording of the Company Bylaws, whose amendment is also being proposed under agenda item seven. The articles whose amendment is proposed will thus be drafted as follows:

ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING

Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies
Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the
CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

The announcement will also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the Company website where the information will be available.

Once the announcement has been published and until the date on which the General
Meeting is held, the Company website will contain the documents relating to the
General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the proposed resolutions, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, when this has been established, in accordance with the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Pursuant to applicable legislation, the Company will establish an Online
Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

ARTICLE 5 BIS. SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Shareholders representing at least five per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual
General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the
General Meeting is scheduled.

Shareholders representing at least five per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals of resolutions on matters already included or that must be included in the agenda of the General Meeting being convened. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

ARTICLE 6. SHAREHOLDERS' RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General
Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of these Regulations.

The information requested pursuant to this article will be provided to the applicant in writing, within the period remaining before the date of the General
Meeting, through the Shareholders Help Desk, except in the following cases:

(i) Should the request fail to comply with the deadline and scope determined by law and in these Regulations.

(ii) Should the Chairman deem that publishing the data requested by shareholders representing less than 25% of the share capital could damage corporate interests.

(iii)  Should the applicant have proceeded in clear abuse of law.

(iv) Should provisions of law or of the Bylaws or court or government rulings so establish.

(v) When prior to the formulation, the information requested is clear and directly available to all shareholders on the Company website in the format of
Frequently Asked Questions.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

ARTICLE 8. REMOTE VOTING AND PROXIES

Pursuant to the Company Bylaws, shareholders may grant voting proxy or vote by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed.

Shareholders voting remotely will be counted as in attendance for the purposes of constituting the quorum for the General Meeting.

Remote votes may be submitted using the form that the Company establishes for remote voting, which may be incorporated into the attendance card.

Shareholders wishing to vote by post may apply to the Company, once the notice of meeting has been published, through the Shareholder Helpdesk or any BBVA branch office, requesting it to issue a document for postal voting in their name. Once completed according to its instructions and within the deadlines it establishes, it must be sent to the Shareholder Helpdesk by registered post with receipt to be processed and counted. The information on postal voting will be disseminated on the Company website.

Postal votes must be received by the Shareholder Helpdesk at least 24 hours before the date on which the General Meeting is scheduled at first summons in order to leave enough time for them to be processed. Postal votes received after this deadline will not be counted.

Shareholders wishing to vote by e-mail will follow the procedures the Company establishes pursuant to law and any regulations published for such purpose, with the technical media available at any time. Shareholders will be provided with information on this over the Company website.

ARTICLE 9. PROXIES FOR THE GENERAL MEETING

Any shareholder entitled to attend may be represented by another person who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card.
A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

The representative with proxy may represent more than one shareholder. There is no limit on the number of shareholders that can be represented. When a representative has proxies from several shareholders, he/she may vote in different ways according to the instructions given by each shareholder.

Proxies will always be revocable. Should the shareholder represented attend the
General Meeting in person, his/her proxy will be deemed null and void.
Revocation of proxy may be done in writing or over electronic media in compliance with the formal requirements and system established for this purpose by the Company.

The number of shares represented will be calculated for the valid constitution of the General Meeting.

ARTICLE 10.  PUBLIC CALL FOR PROXY

The public call for proxy must always be made pursuant to law.

The document recording the proxy must contain or be attached to: the agenda; the request for voting instructions; and indication of which way the proxy will vote in the event of no precise instructions being imparted.

When there is a public call for proxy, the representative may not vote with the shares represented on those agenda items in which he/she has a conflict of interest, unless the shareholder represented has imparted precise voting instructions for each one of such items and without prejudice to the possibility of appointing another representative for such an event.

There may be a conflict of interest on the grounds established in applicable legislation. The director will always be deemed to have a conflict of interest regarding the following resolutions:

- His/her appointment, re-election or ratification as director.
- His/her dismissal, termination or separation as director.
- Shareholder demand that the Company take legal action against him/her.
- Approval or ratification, where applicable, of Company transactions with the director in question, companies said director may control or represent or persons acting on his/her account.

When the directors file a public call for proxy, the voting rights corresponding to the shares represented will be exercised by the Chairman of the General
Meeting, unless otherwise indicated in the document recording the proxy. Unless shareholders granting proxy expressly indicate otherwise, they will be deemed to impart precise instructions to vote in favour of the proposals filed by the
Board of Directors in each General Meeting.

The proxy may also include those items that, although not included on the agenda in the notice of meeting, the law allows the General Meeting to deal with. It is considered that unless the shareholder expressly indicates otherwise, they will be deemed to impart precise instructions to vote against such proposals.

Public calls for proxy may also be made over electronic media in compliance with the prevailing regulations at any time.

ARTICLE 18. ORGANISATION OF GENERAL MEETINGS

The proposals of resolutions submitted by the Board of Directors will next be read out loud, verbatim or in summary, unless the General Meeting itself deems such reading unnecessary.

Should the General Meeting be held with the presence of a notary public, the corresponding proposals of resolutions will be delivered to him/her by the
Secretary for their due recording in the minutes.

After any speeches that may be established by the Chairman of the General
Meeting, the floor will be given to the shareholders to ask questions, request information and clarification regarding the matters on the agenda or verbally request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority)
since the last General Meeting and regarding the auditor’s report. They may also file proposals that the law allows them to submit to the General Meeting even if they do not appear on the agenda.

Shareholders wishing to speak will identify themselves with their full name and the number of shares that they own or represent. If they wish a verbatim record of what they say to be included in or attached to the General Meeting minutes, they must deliver it, in writing and signed, to the Secretary of the General
Meeting or to the Notary Public, as applicable, prior to taking the floor.

The question and answer period will be opened in the manner established by the
Chairman of the General Meeting who, in consideration of the circumstances, may determine the amount of time allotted to each speaker. The Chairman will try to ensure that the same time is allotted to each. However, the General Meeting
Panel may:

i) Extend the time initially allotted to each shareholder to speak, when the nature of the shareholder's intervention leads them to deem this timely.

ii)  Request speakers to clarify or expand on questions they have brought up that they do not deem to have been sufficiently explained, in order to clearly discern the content and subject matter of their proposals or statements.

iii) Call speakers to order when they over-run time, or when the smooth running of the General Meeting may be jeopardised. They may also withdraw their right to speak.

Once the shareholders question time has ended, the matters raised will be answered. The information or clarification requested will be given by the
Chairman or, where applicable and at the Chairman's behest, by the President &
COO, another Director or any other employee or third party expert on the matter.
Should it not be possible to satisfy the shareholders' right at the time, the information will be facilitated in writing within seven days after the General
Meeting is adjourned.

The directors will be obliged to provide the information requested in the terms described in the previous paragraphs, except in the cases established in article
6 of these Regulations.

This article notwithstanding, the Chairman, in performance of her/his duties, may order the General Meeting to be run in the manner deemed most suitable, amending the established protocol as demanded by any time or organisational constraints that may arise.

ARTICLE 19. VOTING THE RESOLUTION PROPOSALS

The proposed resolutions relating to the matters comprising the agenda will then be voted, following the indications of the General Meeting Panel.

Should any other matter be brought up during the General Meeting that does not legally have to be included on agenda and that must be voted, the voting will proceed in the same manner.

If, pursuant to law and these Regulations, shareholders have filed alternative proposals on the items included in the agenda, these will be put to vote after the proposal filed by the Board of Directors. Once a proposed resolution has been adopted, all the others relating to the same matter and incompatible with the resolution adopted will automatically be invalidated without need to put them to vote. The General Meeting Panel will report on this to the Meeting.

To facilitate the voting process, the Panel will ask any shareholders wishing their abstention, negative vote or opposition to the resolutions to be recorded, to declare this to the persons appointed by the Panel for such purpose, indicating the procedures they must follow.

Should the minutes be taken by a notary public, the declarations mentioned above will be made before that notary.

In principle and although other systems may be used to count votes, the following procedure will be followed:

When voting on proposed resolutions relating to agenda items, the negative subtraction method will be used. For such purposes, all the shares present and/or represented will be deemed to vote in favour of the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting against it or abstaining will be subtracted from their number.

When voting proposed resolutions relating to matters not included on the agenda, the positive subtraction method will be used. For such purposes, all the shares present or represented will be deemed to vote against the proposal and all the votes corresponding to shares whose holders or proxies declare themselves to be voting for it or abstaining will be subtracted from their number.

Financial intermediaries whom the Company deems to be duly accredited as such, who legitimately appear as shareholders but act on the account of various clients, may issue their votes fractioned in accordance with their clients'
instructions and may vote in different ways according to the instructions given by each client.

ARTICLE 23. PUBLICIZING THE RESOLUTIONS

Resolutions that may be filed at the Companies Registry will be registered there, and the applicable legal provisions on publicising corporate resolutions will be met. However, on the same day as the General Meeting is held or the working day immediately after, the Company will also submit the resolutions adopted to the CNMV (securities exchange authority) by filing the relevant event report. The transcription of the resolutions and the outcome of the ballots will also be published on the Company website within the periods established by applicable legislation.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2012.
Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1 - Torre
Picasso and its tax code is B-79104469; filed under number S-0692 in the official registry of account auditors in Spain, and in the Madrid Companies
Registry under volume 13,650, folio 188, section 8, sheet M-54414.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN

Confer authority to the Board of Directors, with express powers to pass on this authority to the Executive Committee or the director(s) it deems pertinent or the Company & Board Secretary, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this General
Meeting, making any arrangements necessary to obtain due permits and/or filings from the Bank of Spain, the Ministry of Economic Affairs & Competitiveness, the
Ministry of the Treasury and Public Administration Affairs, the CNMV (securities exchange authority), the entity charged with recording book entries, the
Companies Registry and any other public- or private-sector bodies.

To such ends, they may (i) establish, interpret, clarify, complete, develop, amend, remedy errors or omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions, without any need to consult again with the General Meeting; (ii) draw up and publish the announcements required by law; (iii) place the aforementioned resolutions on public record and grant any public and/or private documents they deem necessary or advisable for their implementation; (iv) deposit the annual accounts and other mandatory documentation at the Companies Registry and (v) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the Companies Registry or in other registries in which they may be fileable.

RESOLUTIONS UNDER AGENDA ITEM ELEVEN

Approve, on a consultative basis, the Annual Report on the Remuneration Policy of the Board of Directors, whose transcription has been made available to shareholders together with the rest of the documents relating to the General
Meeting since the notice of meeting was published.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/16/2012	By:	Domingo ARMENGOL CALVO
	Name:	Domingo ARMENGOL CALVO
	Title:	Authorized representative